Exhibit 99.1

Qihoo 360 Announces Changes to Board of Directors

BEIJING, January 21, 2014 -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced changes to its Board of Directors. Mr. Hong Chuan Thor has resigned from the Company's Board of Directors for personal reasons, effective immediately. Mr. Shujun Li also tendered his resignation from the Company's Board for personal reasons, and his resignation will become effective May 1, 2014, after the Company files its annual report on Form 20-F for the year ended December 31, 2013. Dr. Eric Chen, Managing Director of Silver Lake, has been appointed to be an independent director of the Company, effective immediately.

Dr. Eric Chen joined Silver Lake in 2008 and is currently serving as a Managing Director. Prior to Silver Lake, Dr. Chen was a Senior Vice President and Executive Committee member of ASML, a global leader in semiconductor technology. Dr. Chen joined ASML following its acquisition of Brion Technologies in 2007, the company he co-founded in 2002 and served as the CEO since inception. He was formerly a Senior Vice President at J.P. Morgan, where he coordinated the global research effort in the electronics sector and conducted equity research for a number of technology segments. Dr. Chen studied Physics at Peking University and received his Ph.D. in Electrical Engineering from Stanford University.

The Board of Directors of the Company has appointed Dr. Chen to replace Mr. Hong Chuan Thor as the Chairman of the Corporate Governance and Nominating Committee and a member of the Compensation Committee, effective immediately. Dr. Chen will also become a member of the Audit Committee upon the effectiveness of Mr. Li's resignation. The Board of Directors of the Company has appointed Ms. Vivian Wenjiang Chen as the Chairman of the Audit Committee effective on May 1, 2014. Ms. Chen is currently a member of the Audit Committee.

Commenting on the changes, Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360, said, "On behalf of the Board of Directors, I would like to thank Mr. Thor and Mr. Li for their long-time support of our business, and the valuable contributions they have made to improve our internal management and corporate governance."

"I also would like to welcome Dr. Chen to the Board. We believe Dr. Chen's strong academic background and industry expertise will reinforce the strength of the Company's Board to fulfill its ongoing commitment to solid corporate governance and long-term shareholder value."

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the "Business Outlook" section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2013.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
In China:
Tel:  +86 10-5878-1574
E-mail:  ir@360.cn

In the U.S.:
The Piacente Group, Inc.
Kathy Price
Tel: (212) 481-2050
E-mail: qihu@tpg-ir.com